
August 8, 2013

<u>Via E-mail</u>
Ms. Carol B. Tomé
Chief Financial Officer
The Home Depot, Inc.
2455 Paces Ferry Road, N.W.
Atlanta, Georgia 30339

>   **RE: The Home Depot, Inc.**
>   **Form 10-K for the Year Ended February 3, 2013**
>   **Filed March 28, 2013**
>   **Response dated July 25, 2013**
>   **File No. 1-8207**

Dear Ms. Tomé:

We have reviewed your response letter dated July 25, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Management's Discussion and Analysis, page 17

Executive Summary and Selected Consolidated Statement of Earnings Data, page 17

2. We note your response to comment three from our letter dated July 16, 2013. Please disclose the percentage of your net sales that are online sales or disclose that your online sales are immaterial for the periods presented.

Critical Accounting Policies, page 24

Goodwill and Other Intangible Assets, page 26

3. We note your response to comment four from our letter dated July 16, 2013. Please tell us how you determined that your reporting units were your operating segments and not one level below. In doing so, please tell us whether the segment managers for U.S., Canada and Mexico regularly review operating results at a level below the operating segment level and, if so, why that lower level would not constitute the reporting unit level. Refer to ASC 350-20-35-33 through 35-38.

1. Summary of Significant Accounting Policies, page 35

Segment Information, page 39

4. We note your responses to comment six, seven and eight from our letter dated July 16, 2013. You indicate that your operations in U.S., Canada and Mexico have very similar economic characteristics. Please provide the following information:
   *   Provide us with your key financial measures (including sales, gross margin and operating margin) used in your quantitative analysis for each of the last five fiscal years, the most recent interim periods, and each subsequent year and interim period for which you have budgeting information. Please provide this information for U.S., Canada and Mexico. Please ensure that you show the dollar amount and percentage changes from period to period in your key financial measures;
   *   Explain in greater detail how you determined that each of the three Divisions in the U.S. are not operating segments, since it appears that both the CODM and your Board of Directors regularly receive discrete financial information at the Division level. Please also provide us with information similar to that requested in the preceding bullet for your Northern, Western and Southern Divisions in the U.S.; and
   *   Provide us samples of the information regularly reviewed by your CODM and/or your Board of Directors and any context necessary to fully understand how the information is used by the CODM and/or your Board of Directors.
   We may have additional comments once we have reviewed the information requested.

        You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3769 if you have questions regarding these comments.

                                                        Sincerely,

                                                        /s/ Rufus Decker

                                                        Rufus Decker
                                                        Accounting Branch Chief